14041907

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67320

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Redburn (USA) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue, 26th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Kimmel — (212) 803-7320
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name -- *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 13 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

11/13/14

11/17/14

Statement of Financial Condition

Redburn (USA) LLC
March 31, 2014
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP

EY
Building a better
working world

OATH OR AFFIRMATION

I, Larry Kimmel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redburn (USA) LLC, as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Larry Kimmel

Signature

CAO/CCO

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Redburn (USA) LLC

Statement of Financial Condition

March 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Redburn (USA) LLC

We have audited the accompanying statement of financial condition of Redburn (USA) LLC (the Company) as of March 31, 2014, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Redburn (USA) LLC at March 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young

June 11, 2014

Redburn (USA) LLC

Statement of Financial Condition

March 31, 2014

Assets	
Cash	$ 2,453,942
Receivables from broker dealers	313,496
Receivable from an affiliate	696,060
Deferred tax assets	287,110
Prepaid expenses	282,045
Restricted certificates of deposit	212,862
Fixed assets, net of accumulated depreciation	89,654
Other assets	15,440
Total assets	$ 4,350,609
Liabilities and member's equity	
Liabilities:	
Accrued compensation and benefits	$ 1,067,021
Accrued income taxes payable	370,854
Accrued professional fees	165,000
Accounts payable	116,755
Accrued expenses and other liabilities	93,593
Deferred rent	46,800
Deferred tax liabilities	28,719
Total liabilities	1,888,742
Member's equity	2,461,867
Total liabilities and member's equity	$ 4,350,609

See accompanying notes to the statement of financial condition.

Redburn (USA) LLC

Notes to Statement of Financial Condition

March 31, 2014

1. Organization

Redburn Partners (U.S.A.) L.P., (the "Partnership"), was established under the laws of the State of New York in May of 2006. The Partnership commenced business operations on November 11, 2006, to broker securities transactions for institutional investors. The Partnership's majority member is Redburn Partners LLP ("RP LLP"), a broker/dealer operating in the United Kingdom. The Partnership is registered as a fully disclosed broker/dealer pursuant to the Securities Exchange Act of 1934. The Partnership is also a member of the Financial Industry Regulatory Authority ("FINRA") which is the Partnership's designated regulator. The Partnership provides institutional investors with third-party research of its affiliate, RP LLP, and agency execution for European and U.S. equity securities.

In accordance with the Partnership's operating agreement, profits and losses of the Partnership are allocated and distributed among the members in proportions determined by the General Partner, Redburn Partners ("GP") Inc.

On March 31, 2014, RP LLP transferred its majority interest in the Partnership to its ultimate parent company, Redburn (Europe) Limited ("REL") (formerly Redburn Partners Holding Company Limited) and REL acquired from Redburn Partners (USA) GP Inc. its minority interest in the Partnership. At the same date the Partnership was converted into a limited liability company under Section 18-214 of the Limited Liability Company Act and changed its name to Redburn (USA) LLC ("the Company"). As a consequence of these changes the Company became wholly owned subsidiary of REL.

Effective April 1, 2014 the Company will continue the business of the Partnership and has obtained all the necessary consents from FINRA to do so.

The Company clears its securities transactions on a fully-disclosed basis primarily through BNP Paribas Securities Corporation ("BNP"). The Company also has a fully disclosed agreement with Goldman Sachs Execution & Clearing, L.P.

2. Significant Accounting Policies

Basis of Presentation

These financial statements are stated in U.S. dollars and are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Credit Risk

The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments. The Company held no cash equivalents as of March 31, 2014.

As of March 31, 2014, the Company maintains its cash balances of $2,453,942 with one financial institution which, at times, may exceed federally insured limits. The Company's cash balance includes a checking account and an interest bearing savings account. As of March 31, 2014, the Company also maintained two certificates of deposit with the same financial institution. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Restricted Certificates of Deposit

The Company maintains two certificates of deposit which total $212,862 to be used as security for a letter of credit on its New York office lease. The certificates of deposit both mature in May 2014 and are renewed annually. The certificates of deposit have been recorded as restricted certificates of deposit in the Statement of Financial Condition.

Receivables from Broker Dealers

The receivables from broker dealers includes a clearing deposit of $200,000 that the Company maintains with one of its clearing brokers and the remaining amount represents commissions receivable net of clearance and execution costs related to customers U.S. equity trading activity.

2. Significant Accounting Policies (continued)

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy

In accordance with ASC 820, "Fair Value Measurements and Disclosures", fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. Under ASC 820, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

2. Significant Accounting Policies (continued)

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

As of March 31, 2014, financial instruments owned by the Company consist of restricted certificates of deposit and are classified as Level 1. No Level 2 or Level 3 financial instruments were owned by the Company during the year ended March 31, 2014.

The Company estimates that the fair value of all financial instruments recognized on the Statement of Financial Condition approximates their carrying value as all financial instruments, including receivables and payables, are either carried at market value, are short-term in nature or bear interest at current market rates.

Fixed Assets

Fixed Assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is recognized based on the straight line method over the estimated useful life of the assets. The estimated useful lives of the assets are 3 years for computers, furniture and equipment. The estimated useful lives of the leasehold improvements are the life of the office lease which is 86 months at the inception of the office lease.

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company records securities transactions, revenues and related expenses on a trade-date basis.

Other income, received from clients who value the Company's research and brokering services, is recognized on an accrual basis when confirmed by the payer.

Stock Based Compensation

In accordance with ASC 718, "Stock Based Compensation", all options granted will be classified as a liability since the Company will settle the options by transferring cash. The Company will record the liability at the fair value of the options granted. The fair value will be re-measured at the statement of financial condition date until the options are settled.

The fair value of share options granted is estimated at the date of the grant using a Black-Sholes model, taking into account the terms and conditions upon which the options were granted and long-term volatility of 15% and a risk free interest rate of 0.52%.

Income Taxes

Effective January 1, 2010, the Company elected and was approved to change the entity's tax classification from a Company to a corporation for federal, state and local income tax purposes and will be subject to applicable corporate income taxes.

In accordance with ASC 740, the Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established and maintained, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

2. Significant Accounting Policies (continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements on a cumulative probability basis. Tax positions not deemed to meet a more likely-than-not threshold would be recorded as a tax reserve in the current year.

The Company accounts for interest and penalties related to income tax matters and uncertain tax positions as part of pretax income.

3. Fixed Assets

Details of fixed assets at March 31, 2014 are as follows:

Computers	$ 250,668
Furniture and equipment	187,954
Leasehold improvements	50,090
	488,712
Less accumulated depreciation and amortization	(399,058)
	$ 89,654

4. Commitments and Contingent Liabilities

The Company leases office and storage space in New York City under operating leases expiring in October 2016. Rental payments are approximately $36,800 each month. The lease is secured by a standby letter of credit that is collateralized by two certificates of deposit totaling $212,862.

4. Commitments and Contingent Liabilities (continued)

Aggregate future minimum annual rental payments in the years subsequent to March 31, 2014 are approximately as follows:

Year ending March 31:	
2015	$ 442,000
2016	442,000
2017	258,000
Total	$ 1,142,000

In accordance with the clearing agreements, the Company is responsible to indemnify its clearing broker against specified potential losses, if any, in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

5. Related Party Transactions

Securities transactions, revenues and related expenses

The Company passes all non U.S. equities orders to RP LLP in London for execution with the Company's clearing broker, BNP. All the revenues earned on these non U.S. equities orders and the related commission receivable is due from RP LLP.

The Company pays RP LLP for execution, clearing and research services related to all non U.S. equities orders.

As of March 31, 2014, $696,060 was due from RP LLP related to the non U.S. equities transactions which was included in the receivable from an affiliate line item on the Statement of Financial Condition.

5. Related Party Transactions (continued)

Stock Based Compensation

Under a plan established by Redburn Partners Holding Company Limited ("Holdings"), the Company's ultimate holding company, phantom options of Holdings may be granted on a discretionary basis to selected employees of the Company. The exercise price of the options is equal to the estimated market price of the shares on the date of grant which is derived from a discounted cash-flow model. The outstanding options vest three years after the grant date and are exercisable once a year on October 31 between 2011 and 2021 and will be settled in cash. These options are exercisable only if the grantee is currently employed by the Company. As of March 31, 2014, the options outstanding to Company employees totaled 26,763. The total fair value liability of $28,192, using a conversion rate of US$1.66728 per British Pound, is included in the Statement of Financial Condition as accrued compensation.

The following table details the number and exercise prices of, and movements in, share options during the year.

			Number of Shares			
Exercisable	**Exercise Price**	**Fair Value**	**As of June 1, 2013**	**Lapsed/ Forfeited**	**Granted**	**As of March 31, 2014**
October 2011 to October 2018	£6.50	£1.50	10,256	–	–	10,256
November 2013 to November 2020	£8.00	£0.00	12,500	–	–	12,500
October 2014 to October 2021	£8.00	£0.38	4,007	–	–	4,007
As of March 31, 2014			26,763	–	–	26,763

Of the options outstanding, 10,256 shares are fully vested as of March 31, 2014.

6. Income Taxes

The deferred tax asset is primarily the result of a tax election by the Company to deduct bonuses on a cash basis beginning with the fiscal year ended May 31, 2013, start-up costs, deferred rent and stock based compensation. The deferred tax liability is the result of timing differences related to the depreciation of fixed assets. Management believes that it is more likely than not that the deferred tax asset will be realized.

	March 31, 2014
Deferred tax asset	$ 287,110
Deferred tax liability	28,719
Net deferred tax asset	$ 258,391

As of March 31, 2014, the Company determined it has no uncertain tax positions as defined within ASC 740-10.

The Company's 2011 to 2013 tax years remain subject to tax examinations by major tax jurisdictions. The Company is not under audit by the tax authorities.

The Company does not believe that it is reasonably possible that any significant unrecognized tax benefits will be recorded within the next twelve months.

7. Employee Retirement Plan

The Company maintains a voluntary contributory employee retirement plan (the "Plan") covering substantially all employees meeting certain minimum eligibility requirements. The Company makes matching contributions equal to 100% of each participant's pretax contribution up to $8,750 per annum.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000.

At March 31, 2014, the Company had net capital of $1,607,303 which was $1,357,303 in excess of the minimum net capital required.

9. Exemption from Rule 15c3-3

The Company does not carry any customer accounts and is exempt from the SEC Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". The Company is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker dealer on a fully disclosed basis.

10. Subsequent Events

The Company has evaluated subsequent events through June 11, 2014, the date as of which these financial statements are available to be issued.

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